SECURITIES AND EXCHANGE COMMISSION
		          WASHINGTON, DC 20549

			    SCHEDULE 13D
			   (RULE 13D-101)

		INFORMATION TO BE INCLUDED IN STATEMENTS FILED
		PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
		    FILED PURSUANT TO RULE 13d-2(a)

                           Amendment No. 1

			BCTI International Inc.
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			  (NAME OF ISSUER)

		Common Stock, par value $.04 per share
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		  (TITLE OF CLASS OF SECURITIES)

			    055355101
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			  (CUSIP NUMBER)

		         Paul D. Sonkin
		    Hummingbird Management, LLC
	     (f/k/a Morningside Value Investors, LLC)
		 153 East 53rd Street, 55th Floor
		    New York, New York 10022
			 212 521-0975
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	(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
	AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

			  January 17, 2003
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        (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 5 pages)
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CUSIP No. 055355101              13D/A           Page 2 of 5 Pages
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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  503,067
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     503,067
 REPORTING
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PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON                    503,067
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   8.6%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 5 pages)

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CUSIP No. 055355101            13D/A             Page 3 of 5 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated January 21, 2003, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on August 7, 2002 (the "Schedule 13D"), relating to the common stock, $.04 par value (the "Common Stock") of BCT International, a Florida corporation.


Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:


ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of January 21, 2003, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $280,750 and $138,684, respectively, in the Shares of the Issuer using their respective working capital.


ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 503,067 Shares representing approximately 8.6% of the outstanding shares of the Issuer (based upon 5,828,458 shares outstanding as of January 14, 2003, as reported on the latest Definitive Schedule 10-Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 503,067 Shares of the Issuer (8.6% of the outstanding shares) Issuer (based upon 5,828,458 shares outstanding as of January 14, 2003, as reported on the latest Definitive Schedule 10-Q of the Issuer). Mr. Sonkin disclaims any economic interest or beneficial ownership of the Shares.

                             (Page 3 of 5 pages)

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CUSIP No. 055355101            13D/A             Page 4 of 5 Pages
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         Hummingbird caused the HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
12/30/2002     open market purchase       5,000          0.70
1/16/2002      open market purchase      22,500          0.98
1/17/2003      open market purchase      89,655          1.05



         (d) Inapplicable.

         (e) Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.
                             (Page 4 of 5 pages)

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CUSIP No. 055355101            13D/A             Page 5 of 5 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 21, 2003

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member